Resolutions Approved at the May 7, 2021 Meeting of the Board of Trustees

Approval of Trust’s Fidelity Bond

RESOLVED, that the Trust be named as insured under a Fidelity Bond (the “Bond”) in an amount discussed at this meeting after due consideration to the factors deemed relevant in accordance with the requirements of Rule 17g-1 under the 1940 Act, including the number of parties named as insureds, the nature of the business activities of such parties, the amount of the Bond, the value of the aggregate assets of the Trust to which any person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held;

FURTHER RESOLVED, that the Board hereby approves the payment by the Trust of its portion of the annual premium of the Bond after having given due consideration to all factors deemed relevant, including the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have to pay if it maintained a single insured bond;

FURTHER RESOLVED, that the proper officers of the Trust be, and each hereby is, authorized to increase or decrease the amount of the Bond in order to remain in compliance with the 1940 Act and the rules thereunder;

FURTHER RESOLVED, that the Treasurer of the Trust be, and hereby is, designated as the officer directed to make filings and give the notices required of the Trust by Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the Bond Agreement be, and hereby is, approved in substantially the form presented at this meeting with such further changes as deemed necessary or appropriate by counsel; and

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized and directed to execute the Bond Agreement on behalf of the Trust.